SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-    ☐

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the nine months ended December 31, 2003 (Friday, February 6, 2004)	1

2.	Notice of Change of Management (Thursday, February 26, 2004)	5

3.	Notice with reference to purchase of treasury stock (Thursday, February 26, 2004)	7

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2642

FOR IMMEDIATE RELEASE (FRIDAY, FEBRUARY 6, 2004)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2003 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 6, 2004 —Kubota Corporation reported its consolidated results of operations for the nine months ended December 31, 2003 today.

Consolidated Financial Highlights

(1) Results of operations

	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Nine months ended Dec. 31, 2003		% (*)	Nine months ended Dec. 31, 2002	% (*)	Year ended Mar. 31, 2003
Net sales		¥619,300	1.6	¥609,659	—	¥926,145
	$	[5,787,850]
Operating income		¥15,574	(47.6)	¥29,739	—	¥29,613
	$	[145,551]
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies		¥19,959	34.2	¥14,876	—	¥6,156
	$	[186,533]
Net income		¥7,157	99.4	¥3,589	—	¥(8,004)
	$	[66,888]
Net income per ADS (five common shares)
Basic		¥27		¥13		¥(29)
	$	[0.25]
Diluted		¥26		¥13		¥(29)
	$	[0.24]

Notes. 1 :	(*) represents percentage change from the comparable previous period.
2 :	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 31, 2003, of ¥107 = US$1, solely for convenience.

(2) Anticipated results of operations for the year ending March 31, 2004

(In millions of yen)
Year ending Mar. 31, 2004
Net sales	¥925,000
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥19,000
Net income	¥8,000

Basic net income per ADS for the year ending March 31, 2004 is anticipated to be ¥30.

Kubota Corporation

and Subsidiaries

1. Review of Operations during nine months ended December 31, 2003

During the nine months under review, net sales were ¥619.3 billion, an increase of ¥9.6 billion (1.6%) compared with the same period of the prior year. The following are highlights of sales by industry segment. (See page 4, “Consolidated Net Sale by Product Group”)

Sales in Internal Combustion Engine and Machinery were ¥368.5 billion, an increase of ¥34.7 billion (10.4%) from the prior period. In domestic markets, sales of farm equipment grew favorably mainly due to the aggressive sales promotion campaign together with introducing a series of new models with improved performance and price competitiveness. Sales of tractors, combine harvesters and rice transplanters increased from the prior period, and combine harvesters and rice transplanters enjoyed an increase in domestic market share during the period under review. In the overseas market, while favorable market conditions in North America continued, the Company recorded strong increases from the prior period in sales of tractors, its main product, and sales of engines. Additionally, the Company succeeded in expanding sales of construction machinery in EU markets and farm equipment in Asian markets during the period under review.

Sales in Pipes, Valves, and Industrial Castings were ¥122.3 billion, a decrease of ¥0.4 billion (0.3%) from the prior period. Sales of ductile iron pipes, the mainstay of this segment, increased from the prior period, due to the expanded export sales to Middle East countries, which offset the declined domestic sales. However, sales of PVC pipes, spiral-welded steel pipes, valves, and industrial castings decreased from the prior period mainly due to weak market demands and reduced selling prices.

Sales in Environmental Engineering were ¥33.8 billion, a decrease of ¥15.0 billion (30.7%) from the prior period. Sales of this segment declined significantly, because sales deteriorated in the Solid Waste Engineering division, where sales of large orders reduced compared with the same period of the prior year.

Sales in Building Materials and Housing were ¥45.3 billion, an increase of ¥0.3 billion (0.8%) from the prior period. Sales of building materials, a main product line of this segment, decreased from the prior period mainly due to the business division and transfer of building materials to Kubota Matsushitadenko Exterior Works, Ltd.(*). However, the increased sales of condominiums offset the decreased sales of building materials, and thus this segment recorded a slight sales increase from the prior period.

Sales in the Other segment were ¥49.4 billion, a decrease of ¥10.0 billion (16.9%) from the prior period. Sales of this segment decreased due to the sale of Kubota Lease Corporation (a wholly owned subsidiary) at the beginning of the period under review, which recorded sales of ¥10.0 billion in the prior period.

During the nine months under review, operating income was ¥15.6 billion, a decrease of ¥14.2 billion (47.6%) from the prior period, because the pension cost increased ¥30.4 billion from the prior period due to the immediate recognition of unrecognized actuarial losses (**). If this negative effect of the large increase in pension cost was excluded, operating income would have increased ¥16.2 billion from the prior period. The Company managed to improve its profitability through expanding business operations and sales in the Internal Combustion Engine and Machinery segment. The Company also improved its profitability through implementing successfully a company-wide cost reduction program among many operating divisions including in the two public works spending-related segments (Pipes, Valves and Industrial Castings and Environmental Engineering), of which sales decreased during the period under review.

Kubota Corporation

and Subsidiaries

Other income-net was ¥4.4 billion, an improvement of ¥19.2 billion from the prior period as a result of the decrease of ¥14.7 billion in valuation losses on short-term and other investment, and the decrease of ¥2.7 billion in foreign exchange loss. Accordingly, income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥20.0 billion, an increase of ¥5.1 billion (34.2%) from the prior period. After income tax, minority interests in earnings of subsidiaries and equity in net income of affiliated companies, net income during the nine months under review was ¥7.2 billion, an increase of ¥3.6 billion (99.4%) from the prior period.

(*) Business division and transfer of building materials:

On December 1, 2003, Matsushita Electric Works, Ltd. and the Company established Kubota Matsushitadenko Exterior Works, Ltd. (“KMEW”), the equally owned joint operating entity, in which the Company transferred its roofing and siding materials business. The Company has applied the equity method of accounting to KMEW in its consolidated financial reporting.

(**) Pension accounting adopted by the Company:

In order to efficiently resolve the issue of the unrecognized actuarial loss of the plan fund’s status, the Company recognizes immediately actuarial losses in excess of 20% of the benefit obligation, and amortizes actuarial losses between 10% to 20% over the average participants’ remaining service period (about 15 years). The Company forecasts that the expenses of actuarial losses will increase by approximately ¥46.4 billion from the prior year to ¥52.0 billion during the year ending March 31, 2004.

2. Prospect for the Fiscal Year

The forecasts of the results for the year ending March 31, 2004, which were announced with the six months business results on November 11, 2003, are unchanged.

< Cautionary Statements with Respect to Forward-Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Product Group

	(In millions of yen)
	Nine months ended Dec. 31, 2003		Nine months ended Dec. 31, 2002		Change		Year ended Mar. 31, 2003
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	331,795	53.6	299,440	49.1	32,355	10.8	399,368	43.1
Domestic	158,806		151,092		7,714	5.1	204,186
Overseas	172,989		148,348		24,641	16.6	195,182
Construction Machinery	36,727	5.9	34,406	5.7	2,321	6.7	44,801	4.9
Domestic	15,090		16,063		(973)	(6.1)	21,317
Overseas	21,637		18,343		3,294	18.0	23,484
Internal Combustion Engine & Machinery	368,522	59.5	333,846	54.8	34,676	10.4	444,169	48.0
Domestic	173,896	28.1	167,155	27.4	6,741	4.0	225,503	24.4
Overseas	194,626	31.4	166,691	27.4	27,935	16.8	218,666	23.6
Pipes and Valves	102,954	16.6	102,531	16.8	423	0.4	145,561	15.7
Domestic	92,143		95,536		(3,393)	(3.6)	135,480
Overseas	10,811		6,995		3,816	54.6	10,081
Industrial Castings	19,347	3.1	20,148	3.3	(801)	(4.0)	31,656	3.4
Domestic	12,236		14,287		(2,051)	(14.4)	23,531
Overseas	7,111		5,861		1,250	21.3	8,125
Pipes, Valves & Industrial Castings	122,301	19.7	122,679	20.1	(378)	(0.3)	177,217	19.1
Domestic	104,379	16.8	109,823	18.0	(5,444)	(5.0)	159,011	17.1
Overseas	17,922	2.9	12,856	2.1	5,066	39.4	18,206	2.0
Environmental Engineering	33,804	5.5	48,782	8.0	(14,978)	(30.7)	136,381	14.7
Domestic	31,144	5.0	47,302	7.8	(16,158)	(34.2)	134,521	14.5
Overseas	2,660	0.5	1,480	0.2	1,180	79.7	1,860	0.2
Building Materials	38,729	6.3	44,011	7.2	(5,282)	(12.0)	57,352	6.2
Domestic	38,729		44,011		(5,282)	(12.0)	57,352
Condominiums	6,549	1.0	919	0.2	5,630	612.6	6,998	0.8
Domestic	6,549		919		5,630	612.6	6,998
Building Materials & Housing	45,278	7.3	44,930	7.4	348	0.8	64,350	7.0
Domestic	45,278	7.3	44,930	7.4	348	0.8	64,350	7.0
Other	49,395	8.0	59,422	9.7	(10,027)	(16.9)	104,028	11.2
Domestic	47,844	7.8	58,364	9.5	(10,520)	(18.0)	100,869	10.9
Overseas	1,551	0.2	1,058	0.2	493	46.6	3,159	0.3
Total	619,300	100.0	609,659	100.0	9,641	1.6	926,145	100.0
Domestic	402,541	65.0	427,574	70.1	(25,033)	(5.9)	684,254	73.9
Overseas	216,759	35.0	182,085	29.9	34,674	19.0	241,891	26.1

February 26, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors Meeting held on February 26, 2004 to change the titles of the members of the Board, and also be informed that the Board of Directors resolved the Company would propose to appoint and retire some members at the ordinary general meeting of shareholders to be held in June 2004. Details are as follows;

1) Changes of the titles

Name	New Title	Current Title
Akio Nishino	Executive Managing Director	Managing Director

Yoshihiro Fujio	Executive Managing Director	Managing Director

Moriya Hayashi	Executive Managing Director	Managing Director

Tadahiko Urabe	Managing Director	Director

Toshihiro Fukuda	Managing Director	Director

Yasuo Masumoto	Managing Director	Director

   Date of assuming office (scheduled)             April 1, 2004

2) Appointment of new members of the Board

Name	New Title	Current Title
Yoshihiko Tabata	Director	General Manager, Engine Division

Kazunobu Ueta	Director	Deputy General Manager, Sales Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager, Farm & Industrial Machinery Fukuoka Office

Takashi Shoji	Director	General Manager, Solid Waste Engineering Division

Tokuji Ohgi	Director	General Manager, Secretary & Public Relations Dept.

Morimitsu Katayama	Director	General Manager, Sakai Plant

Nobuyuki Toshikuni	Director	President, Kubota Tractor Corporation

Date of assuming office (scheduled) June 2004

3) Retirement (Expiration of terms of office)

Name	Current Title
Tsuyoshi Hayashi	Executive Managing Director

Masaru Ishiguro	Managing Director

Toshiyuki Yotsumoto	Managing Director

Tadahiko Kinoshita	Director

Masateru Yoshikawa	Director

Date of assuming retirement (scheduled) June 2004

End of document

February 26, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 210 of the Commercial Code.

1. Term for acquisition :	From January 21, 2004 to February 25, 2004
2. Total number of shares acquired :	0 shares
3. Total amount of shares acquired :	¥0

(Reference)

Results of purchase as of February 25, 2004

	Number of Shares	Amount of shares
What authorized on purchase of treasury stock at the ordinary general meeting of shareholders held on June 26, 2003	Not exceeding 50 million shares	Not exceeding ¥20 billion
Cumulative results of purchase from June 27, 2003	5,250,000 shares	¥2,178,750,000
Ratio	10.50%	10.89%

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: March 2, 2004	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department